# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Launch One Acquisition Corp., CIK 0002015502
CUSIP: G5S86M100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 180 Grand Avenue, Suite 1530, Oakland, California (CA), 94612
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000011544

## Reporting persons
- W. R. Berkley Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,423,290; sole dispositive power 0; shared dispositive power 1,423,290; aggregate amount beneficially owned 1,423,290 (6.2% of the class)
- Berkley Insurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,423,290; sole dispositive power 0; shared dispositive power 1,423,290; aggregate amount beneficially owned 1,423,290 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Launch One Acquisition Corp.
Address of issuer's principal executive offices: 180 Grand Avenue, Suite 1530, Oakland, CA, 94612

## Item 2. Person Filing
Name of person filing: W. R. Berkley Corporation
Address of principal business office or, if none, residence: 475 Steamboat Road Greenwich, CT 06830
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,423,290
Percent of class: 6.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,423,290
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,423,290

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- W. R. Berkley Corporation: /s/ Richard M. Baio, Richard M. Baio/Executive Vice President and Chief Financial Officer (02/10/2026)
- Berkley Insurance Company: /s/ Richard M. Baio, Richard M. Baio/Executive Vice President and Treasurer (02/10/2026)